Mail Stop 3561

December 6, 2007

Mr. Wayne I. Danson
President and Chief Executive Officer
Advanced Communications Technologies, Inc.
420 Lexington Avenue
New York, NY 10170

>   **Re: Advanced Communications Technologies, Inc.**
>   **Schedule 14A**
>   **Filed November 8, 2007**
>   **File No. 000-30486**

Dear Mr. Danson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a copy of the consent to be executed by security holders with your document.

Approval of an Amendment to the Articles of Incorporation to Authorize Additional Shares of Common Stock (Proposal No. 1), page 6

2. Please expand your disclosure to elaborate upon the terms of the transactions that effectuated the recapitalization by, for example, explaining the terms of the

convertible notes. For example, explain under what circumstances the notes may convert and by whom and how the conversion price may be adjusted, if at all; disclose the interest and principal payment due dates and whether such obligations may be satisfied with shares of common stock in lieu of cash; and explain under what circumstances the notes may be redeemed.

3. We note that you seek to amend your articles of incorporation to increase the number of your authorized shares of common stock. We further note that you purchased Vance Baldwin, Inc. in exchange for consideration consisting of cash, shares of a newly designated Series D Convertible Preferred Stock, and a convertible promissory note. To help finance the acquisition, you sold shares of a newly designated Series C Convertible Preferred Stock in a private placement to accredited investors. You also issued shares of a newly designated Series A-2 Convertible Preferred Stock in exchange for cancellation of outstanding shares of Series A Convertible Preferred Stock, Series A-1 Convertible Preferred Stock and Series B Convertible Preferred Stock, and a full release of all claims that those holders may have had against you. Because it appears that the increase in authorized shares will be used for the acquisition of Vance Baldwin, Items 12 through 14 of Schedule 14A apply to you in connection with those transactions. Please revise your proxy statement accordingly or, alternatively, tell us why you believe those items do not apply.

4. Please explain in greater detail why the company is seeking to increase its authorized shares from 5,000,000,000 to 200,000,000,000, considering it would appear that the purpose you state – the issuance of shares upon conversion and exercise of various outstanding convertible securities – would not require the authorization of 200,000,000,000. Please explain why an additional approximately 90,000,000,000 shares is necessary. Please also consistently state the amount of shares needed for issuance upon conversion of your outstanding convertible securities, considering you present different quantified information on pages 6 and 7.

5. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the 1) Series A-2 Preferred Exchange, 2) the Series C Preferred issued to ACT-DE, LLC, 3) the Series D Preferred and the convertible promissory note issued in the Vance Baldwin acquisition (the "VB Note"), and 4) the convertible promissory note issued to Eckert Seamans Cherin & Mellott, LLC (the "ESCM Note") that you have made or may be required to make to any holder of such securities, any affiliate of a such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms

of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure of the net proceeds to you from the sale of the Series A-2, C and D Preferred shares, the VB Note and the ESCM Note.

6. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit the holders of the convertible notes could realize as a result of the conversion for the common stock underlying the convertible notes, presented in a table with the following information disclosed separately:

    - the market price per share of the common stock underlying the convertible notes on the date of the sale of the convertible notes;

    - the conversion price(s) per share of the underlying common stock on the date of the sale of the convertible notes, calculated as follows:

        o if a conversion price per share is set at a fixed price, use the price per share established in the stock purchase agreement, exchange agreement, or note, as applicable; and

        o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying common stock, use the conversion discount rate and the market rate per share on the date of the sale of the convertible security and determine the conversion price per share as of that date;

    - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the terms of the notes);

    - the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

▪ the total possible shares the holders of the convertible notes may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the holders of the convertible notes may receive; and

▪ the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are terms of the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if a conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

7. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer, such as the Preferred Stock, presented in a table with the following information disclosed separately:

  ▪ market price per share of the underlying securities on the date of the sale of that other security;

  ▪ the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

8. Please provide us, with a view toward disclosure in the proxy statement, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment five;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities, such as the Preferred Stock, of the issuer that are disclosed in response to comment six and comment seven.

Further, please provide us, with a view toward disclosure in the proxy statement, with disclosure – as a percentage – of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible notes divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the respective terms of the convertible notes.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director